EXHIBIT 99.1

Innate Pharma Launches HopeConnectLearn: A New Online Resource for Hairy Cell Leukemia Patients

New US website aims to educate and connect this rare disease community

ROCKVILLE, Md., Nov. 05, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) ("Innate" or the "Company") today announced the launch of HopeConnectLearn, a new online resource for the hairy cell leukemia community. HopeConnectLearn provides education and connection for patients and their caregivers across the spectrum of disease, from a new diagnosis to relapse or refractory experiences.

HopeConnectLearn includes a website and social media channels where patients and caregivers can find information about this rare disease and tools to help empower patients in conversations with their physician, as well as patient stories.

"A hairy cell leukemia diagnosis or relapse or refractory experience can be daunting for patients, and connection with others navigating similar challenges can provide needed comfort and strength," said Jennifer Butler, Executive Vice President and General Manager, Innate Pharma US, Inc. "HopeConnectLearn provides a community for patients to connect with and learn from each others’ experience, no matter where they are in their journey."

Hairy cell leukemia is a rare blood cancer accounting for two to three percent of all cases of adult leukemias in the U.S., with approximately 1,000 new cases diagnosed each year.i_ii The disease affects more men than women, and occurs most commonly in middle-aged or older adults. Its name stems from the thin, hair-like projections found on the surface of abnormal white blood cells that indicate the disease.

This is often a slow growing, or indolent, form of cancer, and 90 percent of patients will have a normal life expectancy. About 40 percent of patients will relapse in 5-10 years following first treatment.iii_iv

"When facing a rare disease like hairy cell leukemia, patients derive hope from hearing directly from other patients and learning about their experiences," said Anna Lambertson, Executive Director of the Hairy Cell Leukemia Foundation. "It is important for patients and caregivers across the spectrum of disease to know that they are not alone."

Join the HopeConnectLearn community online at www.hopeconnectlearn.com, on Twitter @HopeConnectLrn, Instagram @HopeConnectLearn and at www.Facebook.com/HopeConnectLearn.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate Pharma has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

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i Lopez-Rubio M, Garcia-Marco JA. Current and emerging treatment options for hairy cell leukemia. Onco Targets Ther. 2015;8:21247-2156.
ii Troussard X, Cornet E. Hairy cell leukemia 2018: update on diagnosis, risk-stratification, and treatment. Am J Hematol. 2017; 92(12): 1382-1390.
iii Teras LR, DeSantis CE, Cerhan JR, Morton LM, Jemal A, Flowers CR. 2016 US lymphoid malignancy statistics by World Health Organization subtypes. CA Cancer J Clin. 2016;66(6):443-459. doi:10.3322/caac.21357.
iv Grever MR, Blachly JS, Andritsos LA. Hairy cell leukemia: Update on molecular profiling and therapeutic advances. Blood Rev. 2014;28(5):197-203. doi:10.1016/j.blre.2014.06.003.